Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated September 10, 2012
Registration No. 333-183799

September 10, 2012

Agilent Technologies, Inc.

Pricing Term Sheet

3.200% Notes due 2022

Issuer:	Agilent Technologies, Inc.
Principal Amount:	$400,000,000
Security Type:	Senior Notes
Maturity:	October 1, 2022
Coupon:	3.200%
Price to Public:	99.802%
Yield to Maturity:	3.223%
Spread to Benchmark Treasury:	+155 basis points
Benchmark Treasury:	1.625% due August 15, 2022
Benchmark Treasury Spot and Yield:	99-18;1.673%
Interest Payment Dates:	April 1 and October 1, commencing April 1, 2013
Make-Whole Call:	Prior to July 1, 2022, the greater of par and redemption price at Treasury + 25 basis points
Par Call:	On or after July 1, 2022
Net Proceeds:	$396,608,000
Trade Date:	September 10, 2012
Settlement Date:	September 13, 2012 (T+3)
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	00846UAH4 / US00846UAH41
Ratings: *	Baa2 (stable) by Moody’s Investors Service, Inc. BBB+ (stable) by Standard & Poor’s Ratings Services BBB+ (stable) by Fitch Ratings
Joint Bookrunners:	Barclays Capital Inc. J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Manager:	BNP Paribas Securities Corp.
Co-Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Capital Inc. toll free at 888-603-5847 or by email at barclaysprospectus@broadridge.com, J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.